                                                                    EXHIBIT 99.6
[LETTERHEAD OF MAGMA POWER COMPANY]

FOR IMMEDIATE RELEASE                                 CONTACT: THOMAS DAVIES
                                                                ANDREA
                                                                BERGOFIN
                                                                KEKST &
                                                                COMPANY
                                                                (212) 593-2655
                                                                (619) 622-7800

                        MAGMA BOARD RECOMMENDS REJECTION
                       OF CALIFORNIA ENERGY TENDER OFFER

  San Diego, CA October 10, 1994--Magma Power Company's (NASDAQ: MGMA) board of directors today unanimously determined that California Energy Company's unsolicited tender offer to purchase approximately 51 percent of Magma Power's outstanding common stock is not in the best interests of Magma stockholders. Accordingly, Magma's board today recommended that Magma stockholders reject the offer and not tender their shares to California Energy.

  Ralph Boeker, president and chief executive officer of Magma, said: "The board believes that California Energy's offer is an opportunistic attempt by a highly leveraged company to acquire Magma at a price that the board of directors has determined to be inadequate and less attractive to Magma and its stockholders than remaining independent."

  In rejecting the offer, Magma's board also considered a variety of other factors, including:

    (i) the coercive nature of the California Energy offer, which provides all cash at $35 per share to Magma stockholders who tender, while providing a mix of cash (approximately $15 per share) and California Energy common stock to those who do not tender and receive consideration through a back-end merger, and,

    (ii) the highly conditional nature of the California Energy offer which is contingent on, among other things, obtaining financing, California Energy stockholder approval and a friendly merger agreement.

  Mr. Boeker added: "In making its offer at this time, California Energy is trying to buy Magma at a bargain price that does not remotely reflect Magma's intrinsic value and long-term strategic promise of which California Energy is well aware. In effect, California Energy hopes to finance its partial acquisition off the strength of Magma's balance sheet in order to purchase Magma at a time that is most advantageous to California Energy and deprive Magma stockholders of their current stake in Magma's bright future.

  "The board believes that a careful review of California Energy's offer clearly reveals that it is highly conditional and not in Magma stockholders' best interests. The effect of limiting the offer to 51 percent of Magma's common stock is to coerce stockholders to surrender their shares in Magma for an inadequate price, leading to a back-end merger in which stockholders would be left with shares in an even more highly leveraged California Energy--a company that will be burdened by high debt service at a time when it will need free cash to invest in the future. The California Energy offer does not offer any protection to Magma stockholders for future risk associated with an ownership interest in such a highly-leveraged entity," Mr. Boeker continued.

  Paul Pankratz, chairman of the board of Magma, said: "Over the past several years, Magma has emerged as an internationally recognized leader in the development of renewable power from geothermal energy owing to its strong balance sheet, disciplined focus on core objectives, management expertise and outstanding resource management. The board firmly believes that the benefits of Magma's existing projects and initiatives as well as its future opportunities have not yet been fully reflected in the market--and certainly are not reflected in California Energy's offer.

  "We fully expect a bright and profitable future for Magma to emerge from our strategy to grow by expanding our existing domestic operations, building our international opportunities, and capitalizing on our outstanding technological, financial and competitive position," Mr. Pankratz concluded.

  In arriving at its recommendation, the board carefully reviewed Magma's business, financial condition and future prospects as well as the opinion of its independent financial advisor, Goldman, Sachs & Co., that the offer was inadequate. Among other things, the board took into account and considered the interests of certain customers and partners of Magma, and the effect that the offer might have on the combined businesses of Magma and California Energy.

  Mr. Pankratz said: "Magma's board is dedicated to serving its stockholders' interests which the board does not believe are best served by sacrificing the results of Magma's prudent and successful strategy and the wealth of assets that constitute the company's bright and promising future for the illusory promises, and real burdens, of California Energy's offer."

  Magma will file a formal response with the Securities and Exchange Commission on Tuesday, October 11 and mail the response and a letter from the company to its stockholders. In the letter, Magma will refute the impression created by California Energy's public statements that the two companies have been engaged in negotiations about a business combination at any time over the last two years.

  In response and with respect to the California Energy offer, Magma's board of directors also deferred the "distribution date" under its Shareholders Rights Plan until the earlier of (i) when the Magma board so determines or (ii) when California Energy acquires 10 percent of Magma's stock.

  Magma Power Company is a leader in the geothermal industry. The company currently operates seven geothermal power plants in Southern California on geothermal leaseholds and fee interests held by the company, and holds additional geothermal leasehold and fee interests in other parts of California and Nevada. Magma is also currently constructing three power plants in the Philippines with a total capacity of 231 MW.